UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT No. 3 to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3 to Schedule 13D)

Twitter, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

90184L102

(Cusip Number)

John Lutz
Heidi Steele

McDermott Will & Emery LLP

444 West Lake Street, Suite 4000

Chicago, IL 60606

(312) 372-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 20, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 90184L102

1	Name of Reporting Person:	I.R.S. Identification Nos. of Above Person (entities only):
Elon R. Musk

2	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☐

3	SEC Use Only:

4	Source of Funds (See Instruction):
OO

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☒

6	Citizenship or Place of Organization:
USA

	7	Sole Voting Power:
		73,115,038
Number of Shares
Beneficially	8	Shared Voting Power:
Owned by		--
Each
Reporting	9	Sole Dispositive Power:
Person		73,115,038
With
	10	Shared Dispositive Power:
		--

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
73,115,038

13	Percent of Class Represented by Amount in Row (11):
9.1%[1]

14	Type of Reporting Person (See Instructions):
IN

1 Based on 800,641,166 shares of Common Stock outstanding as of February 10, 2022 as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2021.

SCHEDULE 13D

Explanatory Note: This statement on Schedule 13D amends the Schedule 13D of Elon Musk (the “Reporting Person”) that was filed with the Securities and Exchange Commission on April 5, 2022, as amended on April 11, 2022 and April 14, 2022 (collectively, the “Schedule 13D”), with respect to the Common Stock, par value $0.000005 per share (the “Common Stock”), of Twitter, Inc. (the “Issuer” or “Twitter”). This amendment to the Schedule 13D constitutes Amendment No. 3 to the Schedule 13D. Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

Item 4.     Purpose of Transaction.

Item 4 of the Schedule 13D is amended and restated in its entirety to read as follows:

On April 13, 2022, the Reporting Person delivered a letter to the Issuer (the “Letter”) which contained a non-binding proposal (the “Proposal”) to acquire all of the outstanding Common Stock of Twitter not owned by the Reporting Person for all cash consideration valuing the Common Stock at $54.20 per share (the “Proposed Transaction”). The foregoing description is qualified in its entirety by reference to the full text of the Letter, a copy of which is attached hereto as Exhibit B and is incorporated herein by reference.

The Proposal was (and remains) non-binding and, once negotiated and agreed upon, would be conditioned upon, among other things, the: (i) receipt of any required governmental approvals; (ii) confirmatory legal, regulatory, accounting and tax due diligence; and (iii) negotiation and execution of definitive agreements providing for the Proposed Transaction. At the time of delivery, the Proposal was also subject to the completion of financing and business due diligence, but it is no longer subject to financing as a result of the Reporting Person’s receipt of the financing commitments described below and is no longer subject to business due diligence.

The Reporting Person is seeking to negotiate a definitive agreement for the acquisition of Twitter by the Reporting Person and is prepared to begin such negotiations immediately.

On April 15, 2022, Twitter adopted a rights agreement, dated as of April 15, 2022 (as it may be amended from time to time, the “Rights Agreement”), by and between Twitter and Computershare Trust Company, N.A., as rights agent, and declared a dividend of one right issued pursuant to the Rights Agreement for each outstanding share of Common Stock (the “Poison Pill”).

Twitter has not responded to the Proposal. Given the lack of response by Twitter, the Reporting Person is exploring whether to commence a tender offer to acquire all of the outstanding shares of Common Stock (together with the associated rights issued pursuant to the Rights Agreement (the “Rights” and, together with the Common Stock, the “Shares”)) that are issued and outstanding (and not held by the Reporting Person) at a price of $54.20 per share, net to the seller in cash, without interest and less any required withholding taxes, subject to certain conditions (the “Potential Offer”), but has not determined whether to do so at this time.

To finance the Proposed Transaction or a Potential Offer, entities related to the Reporting Person have received commitment letters committing to provide an aggregate of approximately $46.5 billion as follows:

(i) A debt commitment letter, dated April 20, 2022 (the “Debt Commitment Letter”), from Morgan Stanley Senior Funding, Inc. and certain other financial institutions party thereto as commitment parties (collectively, the “Commitment Parties”) pursuant to which the Commitment Parties have committed to provide $13 billion in financing to the Reporting Person and related entities as follows: (a) a senior secured term loan facility in an aggregate principal amount of $6.5 billion, (b) a senior secured revolving facility in an aggregate committed amount of $500 million, (c) a senior secured bridge loan facility in an aggregate principal amount of up to $3 billion and (d) a senior unsecured bridge loan facility in an aggregate principal amount of up to $3 billion ((a) – (d) collectively, the “Debt Facilities”);

(ii) A separate debt commitment letter, dated April 20, 2022 (the “Margin Loan Commitment Letter”), from Morgan Stanley Senior Funding, Inc. and certain other financial institutions party thereto as commitment parties (collectively, the “Margin Loan Commitment Parties”) pursuant to which the Margin Loan Commitment Parties have committed to provide $12.5 billion in margin loans (the “Margin Loan Facility”), the proceeds of which will be distributed or otherwise made available to Purchaser; and

(iii) An equity commitment letter, dated April 20, 2022 (the “Equity Commitment Letter”), from the Reporting Person pursuant to which the Reporting Person has committed to provide equity financing for the Proposed Transaction or the Potential Offer sufficient to pay all amounts payable in connection with the Offer and the Merger (plus related fees and expenses), net of the amounts to be funded pursuant to the Debt Commitment Letter and the Margin Loan Commitment Letter, which is currently expected to be approximately $21 billion (the “Equity Financing”).

Funding of the Debt Facilities, the Margin Loan Facility and the Equity Financing are each subject to the satisfaction of certain limited conditions precedent as further described in the Debt Commitment Letter, the Margin Loan Commitment Letter and the Equity Commitment Letter, which are customary for acquisition financings (including, with respect to the Margin Loan Facility a condition which requires that the borrower thereunder satisfy a maximum loan to value ratio of 20%, which is expected be satisfied by the contributions of a portion of Mr. Musk’s unencumbered shares in Tesla, Inc. to such borrower).

The foregoing descriptions of the Debt Commitment Letter, the Margin Loan Commitment Letter and the Equity Commitment Letter are qualified in their entirety by reference to the full text of the Debt Commitment Letter, the Margin Loan Commitment Letter and the Equity Commitment Letter, copies of which are attached hereto as Exhibit C, Exhibit D and Exhibit E, respectively, and are incorporated herein by reference.

There can be no assurance that a definitive agreement with respect to the Proposed Transaction will be executed or, if executed, whether the Proposed Transaction will be consummated. There is also no certainty as to whether, or when, the Issuer may respond to the Letter, or as to the time table for execution of any definitive agreement. The Reporting Person reserves the right to withdraw the Proposal or modify its terms at any time including with respect to the amount or form of consideration. Neither the Letter nor this Schedule 13D is meant to be, nor should be construed as, an offer to buy or the solicitation of an offer to sell any of the Issuer’s securities. This Schedule 13D is neither an offer to purchase nor a solicitation of an offer to sell Shares of Twitter.

The Reporting Person has not commenced, or determined to commence, any tender offer for Shares of Twitter. The Reporting Person may, directly or indirectly, take such additional steps as he may deem appropriate to further the Proposal or the Potential Offer.

The Reporting Person intends to review his investment in the Issuer on a continuing basis. Depending on the factors discussed herein, the Reporting Person may, from time to time, acquire additional shares of the Common Stock and/or retain and/or sell all or a portion of the shares of Common Stock held by the Reporting Person in the open market or in privately negotiated transactions, and/or may distribute the Common Stock held by the Reporting Person to other entities in accordance with applicable law. Any actions the Reporting Person might undertake will be dependent upon the Reporting Person’s evaluation of numerous factors, including, among other things, the outcome of any discussions referenced in this Schedule 13D, the price levels of the Common Stock, compliance with applicable laws (including the Hart-Scott Rodino Act), general market and economic conditions, ongoing evaluation of the Issuer’s business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, investor’s need for liquidity, and other future developments.

From time to time, the Reporting Person may engage in discussions with the Board and/or members of the Issuer’s management team concerning, including, without limitation, the Proposal, potential business combinations and strategic alternatives, the business, operations, capital structure, governance, management, strategy of the Issuer and other matters concerning the Issuer. The Reporting Person may express his views to the Board and/or members of the Issuer’s management team and/or the public through social media or other channels with respect to the Issuer’s business, products and service offerings.

Except as set forth above, the Reporting Person has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person reserves the right to change his plans at any time, as he deems appropriate, and in light of his ongoing evaluation of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Issuer’s business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, Reporting Person’s need for liquidity, and other future developments.

If the Proposal of the Potential Offer to Purchase is completed, the Common Stock (and associated Rights) would become eligible for termination of its registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, and would be delisted from the New York Stock Exchange.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended and restated in its entirety to read as follows:

On April 4, 2022, the Reporting Person and the Issuer entered the Agreement described in Item 4 above. The Agreement is filed as Exhibit A hereto and incorporated by herein reference.

On April 13, 2022, the Reporting Person submitted the Letter. The Letter is attached hereto as Exhibit B and is incorporated herein by reference.

On April 20, 2022, entities related to the Reporting Person received the Debt Commitment Letter, the Margin Loan Commitment Letter and the Equity Commitment Letter, which are attached hereto as Exhibit C, Exhibit D, and Exhibit E, respectively, and incorporated herein by reference.

The information set forth in Item 4 is incorporated herein by reference.

Item 7.     Material to be Filed as Exhibits.

Exhibit A:	Letter Agreement, dated as of April 4, 2022, by and between Twitter, Inc. and the Reporting Person (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on April 5, 2022).
Exhibit B:	Letter from the Reporting Person to the Issuer dated April 14, 2022 (incorporated herein by reference to Exhibit B to Amendment No. 2 to Schedule 13D of the Reporting Person filed with the Securities and Exchange Commission on April 15, 2022).
Exhibit C:	Debt commitment letter dated April 20, 2022
Exhibit D:	Margin loan commitment letter dated April 20, 2022
Exhibit E:	Equity commitment letter dated April 20, 2022

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 21, 2022

By:	/s/ Elon Musk
Elon Musk